0-25180

2002 ANNUAL REPORT

AR/S

P.E.
12-31-02

03017224

CKF Bancorp, Inc.

CKF BANCORP, INC.

CKF Bancorp, Inc., a Delaware corporation (the "Company"), was organized in 1994 by Central Kentucky Federal Savings Bank, formerly Central Kentucky Federal Savings and Loan Association ("Central Kentucky Federal" or the "Bank") to be a savings institution holding company whose only subsidiaries are the Bank and its subsidiary.

The Company is classified as a unitary savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") of the Department of the Treasury. The primary activity of the Company is holding the stock of the Bank and operating the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiary.

Central Kentucky Federal was formed in 1886 as a Kentucky-chartered mutual building and loan association. In December 1960, the Bank obtained federal insurance on deposit accounts and became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati. The Bank converted to a federal mutual savings and loan association in 1969 and changed its name to Central Kentucky Federal Savings and Loan Association.

In December of 1994, the Bank converted from mutual to stock form, becoming a wholly owned subsidiary of the Company. Upon its conversion to stock form, the Bank adopted its present name. The Bank operates through its main office in Danville, Kentucky and two full service branch locations, which are located in Danville and in Lancaster, Kentucky, plus a loan production office located in Nicholasville, Kentucky.

The branch operating in Lancaster, Kentucky was formerly the First Lancaster Federal Savings Bank, a subsidiary of First Lancaster Bancshares, Inc., which was acquired by Central Kentucky Federal on May 31, 2001.

The executive offices of the Company and the Bank are located at 340 West Main Street, Danville, Kentucky 40422, and its telephone number is (859) 236-4181.

MARKET AND DIVIDEND INFORMATION

Market for the Common Stock

Since January 4, 1995, the Common Stock has been listed for trading under the symbol "CKFB" on the Nasdaq SmallCap Market. As of March 3, 2003, there were 735,843 shares of the Common Stock issued and outstanding, held by approximately 232 stockholders of record and approximately 161 beneficial owners. For further information regarding stock prices and dividends paid, see stock prices and dividends on page 3.

TABLE OF CONTENTS

CKF Bancorp, Inc.

Parent Company of Central Kentucky Federal Savings Bank

LETTER TO STOCKHOLDERS

To Our Stockholders,

We are pleased to report the financial results of the CKF Bancorp, Inc.'s operations for the year ended December 31, 2002. This was the first full year of combined operations after our acquisition of First Lancaster Bancshares in May 2001. The contribution to your Company's performance by the Lancaster location and its Nicholasville loan production office has been significant. Also, the Ridgefield Center branch in Danville, which opened in 2000, continues to grow and contribute, as commercial development in its area of the community has been rapid this past year.

Net income for the year 2002 was $1,328,000, an all-time record level, and represents a 24.9% improvement over the $1,063,000 reported the previous year. Return on average equity in 2002 was 9.9%, up from 8.6% the previous year. The Company reported diluted earnings per share of $1.99 in 2002 compared to $1.65 in the previous year. Net income for the year 2001 included seven months of combined operations after the First Lancaster acquisition.

The improvement of the interest margin, to 2.96% in the year 2002 from 2.86% the previous year, while at the same time maintaining an attractive operating expense efficiency ratio were primary factors in improved earnings. Total deposits increased 5.8%, to $120.3 million at December 31, 2002, up from $113.6 million one year earlier. Total assets were $142.4 million at December 31, 2002 compared to $139.1 million at December 31, 2001.

CKF Bancorp, Inc. has continued to produce strong and consistent financial results during the eight years that it has been a public company. Looking forward, we anticipate increased efficiencies as a result of our combined operations to continue. With a broader product mix, we expect to be in a more competitive position in our expanded market area. The year 2003 will present numerous challenges, which we stand prepared to undertake.

Visit our home page on the Internet at www.centralkyfsb.com.

We appreciate your interest in CKF Bancorp, Inc. and your continued support.

Sincerely,

John H. Stigall
President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA

Financial Condition Data:

	At December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Total amount of:					
Assets	$ 142,356	$ 139,103	$ 78,116	$ 71,214	$ 65,580
Loans receivable, net	119,117	123,489	70,445	63,160	57,912
Cash and investment securities (1)	18,945	10,911	5,514	6,705	6,681
Deposits	120,253	113,642	54,470	53,325	48,938
Advances from the FHLB	6,680	10,922	10,557	4,589	2,120
Stockholders' equity	13,914	13,003	12,327	12,610	13,867
Number of:					
Real estate loans outstanding (2)	1,729	1,858	1,333	1,246	1,160
Deposit accounts	7,482	7,701	4,003	3,710	3,644
Offices open	4	4	2	1	1

(1) Includes FHLB stock
(2) Includes home equity loans

Operating Data:

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Interest income	$ 9,183	$ 8,265	$ 5,426	$ 4,725	$ 4,608
Interest expense	5,117	5,050	3,172	2,596	2,506
Net interest income before provision for loan losses	4,066	3,215	2,254	2,129	2,102
Provision for loan losses	120	50	36	36	24
Non-interest income	200	222	97	180	218
Non-interest expense	2,134	1,753	1,135	1,045	1,124
Federal income tax expense	684	571	401	417	398
Net income	$ 1,328	$ 1,063	$ 779	$ 811	$ 774

Key Operating Ratios:

	At or for the Years Ended December 31,				
	2002	2001	2000	1999	1998
Performance Ratios:					
Return on assets (net income divided by average total assets)	.93%	.90%	1.07%	1.20%	1.23%
Return on average equity (net income divided by average stockholders' equity)	9.94	8.58	6.82	5.86	5.72
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.66	2.50	2.45	2.26	2.32
Net yield on interest-earning assets (net interest income as a percentage of average balance of interest-earning assets)	2.96	2.86	3.21	3.23	3.42
Ratio of non-interest expense to average total assets	1.50	1.49	1.56	1.55	1.79
Dividend payout	37.13	40.60	54.12	54.67	53.22
Asset Quality Ratios:					
Non-performing assets to total assets at end of period (1)	1.35	1.54	.73	.43	.64
Allowance for loan losses to non-performing loans at end of period	31.18	21.37	32.63	50.63	35.20
Allowance for loan losses to total loans receivable, net	.48	.37	.26	.25	.26
Capital Ratios:					
Equity to total assets at end of period	9.77	9.35	15.78	17.71	21.14
Average equity to average assets	9.39	10.52	15.71	20.45	21.51
Ratio of average interest-earning assets to average interest-bearing liabilities	108.10	108.21	116.72	124.74	126.89

(1) Non-performing assets include loans 90 days past due, non-accrual loans and foreclosed real estate.

Stock Prices and Dividends:

The following table sets forth the range of high and low sales prices for the common stock as well as dividends declared in each quarter for 2002 and 2001. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

	2002			2001		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	$ 14.78	$ 18.30	$ .35	$ 11.75	$ 13.25	$ .32
2nd	18.31	20.10		12.00	16.00	
3rd	18.05	19.40	.40	15.00	17.50	.35
4th	17.60	18.67		14.78	16.80	
Total			$ .75			$ .67

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The primary business of the Company is the operation of the Bank. The assets of the Company consist primarily of all of the Bank's outstanding capital stock, and a note receivable from the Company's Employee Stock Ownership Plan ("ESOP").

The Bank has functioned as a financial intermediary, attracting deposits from the general public and using such deposits, to make mortgage loans and, to a lesser extent, commercial and consumer loans and to purchase investment securities. As such, its earnings depend primarily on its net interest income, or "spread", which is the difference between the amount it receives from interest earned on loans and investments ("interest-earning assets") and the amount it pays in interest on its deposits and borrowings ("interest-bearing liabilities"). Results of operations are also dependent upon the level of the Bank's non-interest income, including fee income and service charges and by the level of its non-interest expense, the most significant component of which is salaries and employee benefits.

The operations of the Bank are significantly affected by prevailing economic conditions and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are likewise heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities, and the levels of personal income and savings in the Bank's market areas.

The Bank was organized as a Kentucky building and loan association in 1886. In 1969, it converted to a federally-chartered, mutually-owned savings and loan association and, in 1994, it converted to a federally-chartered stock savings bank and adopted its current name. The Bank's interest-earning assets are concentrated in real estate-collateralized instruments, principally one- to four-family loans and, to a lesser extent, loans secured by multi-family residential and non-residential properties, construction loans, home equity lines of credit, second mortgages on single-family residences, and commercial and consumer loans, both secured and unsecured, including loans secured by savings accounts. The Bank also invests in investment securities, primarily U.S. Government agency securities and in interest-bearing deposits, primarily with the Federal Home Loan Bank of Cincinnati. Its source of funding for these investments has principally been deposits placed with the Bank both by consumers in the market area it serves, and to a lesser extent, consumers outside the Bank's market area.

On May 31, 2001, Central Kentucky Federal Savings Bank acquired First Lancaster Bancshares, Inc. (First Lancaster), the holding company of First Lancaster Federal Savings Bank (Lancaster), a federally chartered savings bank, located in Lancaster, Kentucky. Under the agreement and Plan of Merger dated as of December 14, 2000, the Company acquired First Lancaster for a cash purchase price of $13.6 million, which represented $16.27 per share for each outstanding share of First Lancaster common stock. An additional payment of $130,371 was made for the cancellation of all outstanding First Lancaster stock options. As a result of the merger, First Lancaster and Lancaster were merged into Central Kentucky Federal Savings Bank.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, May 31, 2001. Fair value adjustments on the assets and liabilities included in the purchase are being amortized over the estimated lives of the related assets and liabilities. The excess of the purchase price over the estimated fair value of the underlying net assets of $1,144,080 was allocated to goodwill and was being amortized over 15 years using the straight-line method. Subsequent to December 31, 2001, the Company will no longer amortize goodwill, but will be required to evaluate the carrying value on at least an annual basis in accordance with requirements of the Statement of Financial Accounting Standards Board (FASB) Statement No. 42 (see Impact of New Accounting Standards).

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated and projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Asset/Liability Management

Net interest income, the primary component of Bank's net income, is determined by the difference or "spread" between the yield earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Bank has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Bank's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of adjustable-rate mortgage loans secured by one- to four-family residential real estate, and, to a lesser extent, multi-family and non-residential real estate loans and the origination of other loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans. For the year ended December 31, 2002, the Bank originated approximately $34.6 million of one-to-four family residential loans plus $7.8 million of multi-family and non-residential real estate loans. An additional $1.8 million of one-to-four family residential loans and $2.6 million of multi-family and non-residential real estate loans were purchased in 2002. Adjustable rate loans and short-term (one year or less) fixed rate loans comprised $42.0 million, or 89.6%, of the total real estate loans originated or purchased during the year. Additionally, the Bank originated or purchased $6.3 million in non-mortgage loans, all of which were adjustable rate loans or were fixed rate loans with terms of less than five years. The only investment security purchased by the Bank during the year was a fixed rate federal agency bond with a book value of $532,000 with a maturity of less than five years. At December 31, 2002, the Bank's assets included variable rate interest-earning deposits in overnight or demand accounts at the Federal Home Loan Bank totaling $12.0 million.

Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates. During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities. This posture allows the Bank to benefit quickly from declines in interest rates. Likewise, offering more competitive rates on long-term deposits during the low interest rate periods allows the Bank to extend the re-pricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates. At December 31, 2002, the Bank's interest-bearing deposit base was comprised of $22.8 million in interest-bearing demand deposits with a weighted average rate of 2.05% and $96.6 million in time deposits with a weighted average rate of 3.93%. Time deposits with maturities of one year or less, at December 31, 2002, totaled $64.9 million, or 67.2% of total time deposits at such date. In addition to its focus on the re-pricing period of its deposit liabilities, management also seeks to lengthen the re-pricing period of its interest-bearing liabilities through borrowings from the Federal Home Loan Bank. Such borrowings totaled $6.7 million at December 31, 2002, of which $1.2 million in borrowings have fixed rates and have a remaining time to maturity of greater than one year.

Interest Rate Sensitivity Analysis

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on financial information provided by savings institutions, the OTS provides a quarterly report which shows the amounts by which the net present value of an institution's cash flows from assets, liabilities, and off balance sheet items (the institution's net portfolio value, or "NPV") would change in the event of a range of assumed changes in market interest rates. The OTS incorporates an interest rate risk ("IRR") component in determining the risk-based capital requirement of certain savings institutions. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its NPV to changes in interest rates. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets may require the institution to deduct from its capital 50% of that excess change.

The following table sets forth the interest rate sensitivity of the Bank's net portfolio value per the quarterly OTS report as of December 31, 2002 in the event of 1%, 2%, and 3% instantaneous and permanent increases and of a 1% instantaneous and permanent decrease in market interest rates, respectively. These changes are set forth below as basis points, where 100 basis points (bp) equals one percentage point.

Change	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
in Rates	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
			(Dollars in thousands)		
+300 bp	10,965	- 1,114	- 9%	7.84%	- 55 bp
+200 bp	11,480	- 599	- 5%	8.12%	- 27 bp
+100 bp	11,889	- 190	- 2%	8.33%	- 6 bp
0 bp	12,079	n/a	n/a	8.39%	n/a
-100 bp	12,183	+ 104	+ 1%	8.39%	0 bp

The following table sets forth the interest rate risk capital component for the Bank at December 31, 2002 (the most recent date for which such information is available to the Bank from the OTS) given a hypothetical 200 basis point rate change in market interest rates.

	December 31, 2002
Pre-shock NPV Ratio: NPV as % of Portfolio Value of Assets	8.39%
Exposure Measure: Post-Shock NPV Ratio	8.12%
Sensitivity Measure: Change in NPV Ratio	27 bp
Change in NPV as % of Portfolio Value of Assets	+1% to -9%
Interest Rate Risk Capital Component ($000)	0

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, which represent the Bank's primary loan product, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable rate loans in the Bank's portfolios could decrease in future periods if market interest rates decrease below current levels and refinance activity continues. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

Average Balances, Interest and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of interest-earning assets or interest-costing liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans are included in the net loan category.

Average Balances, Interest and Average Yields

	Year Ended December 31,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ 122,025	$ 8,854	7.26%	$ 103,968	$ 7,927	7.62%
Investment securities (1)	5,277	193	3.65%	4,606	199	4.32%
Other interest-earning assets	9,874	136	1.38%	3,779	139	3.68%
Total interest-earning assets	137,176	9,183	6.69%	112,353	8,265	7.36%
Noninterest-earning assets	5,132			5,376		
Total assets	$ 142,308			$ 117,729		
Interest-bearing liabilities:						
Deposits	$ 118,451	$ 4,709	3.98%	$ 92,928	$ 4,584	4.93%
Advances from the Federal Home Loan Bank	8,450	408	4.83%	10,902	466	4.27%
Total interest-bearing liabilities	126,901	5,117	4.03%	103,830	5,050	4.86%
Noninterest-bearing liabilities	2,044			1,513		
Total liabilities	128,945			105,343		
Stockholders' equity	13,363			12,386		
Total liabilities and stockholders' equity	$ 142,308			$ 117,729		
Net interest income		$ 4,066			$ 3,215	
Interest rate spread (2)			2.66%			2.50%
Net yield on interest-earning assets (3)			2.96%			2.86%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.10%			108.21%

(1) Includes Federal Home Loan Bank stock and related dividends earned.

(2) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Represents net interest income as a percentage of the average balance of interest-earning assets for the same period and is, also, referred to as the net interest margin.

The net interest margin is a key indicator used in determining the Bank's income performance. The Bank's net interest margin was 2.96% for the year ended December 31, 2002 compared to 2.86% for the year ended December 31, 2001. Net interest income increased by $851,000 during the year ended December 31, 2002 compared to the same period in 2001. This increase was due primarily to the interest earned on the increase in the average balance of interest earning assets of $24.8 million offset by the interest paid on the increase in the average balance of interest-bearing liabilities of $23.1 million. The average balances for both interest-earning assets and interest-bearing liabilities increased in 2002 compared to 2001largely due to the acquisition of First Lancaster occurring during May of 2001.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended December 31, 2002 vs. 2001 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(in thousands)			
Interest income:				
Loans	$ 1,479	$ (465)	$ (87)	$ 927
Investment securities	45	(42)	(9)	(6)
Other interest-earning assets	155	(75)	(83)	(3)
Total interest-earning assets	1,679	(582)	(179)	918
Interest expense:				
Deposits	1,249	(884)	(240)	125
Borrowings	(67)	11	(2)	(58)
Total interest-bearing liabilities	1,182	(873)	(242)	67
Change in net interest income	$ 497	$ 291	$ 63	$ 851

COMPARISON OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Financial Condition

At December 31, 2002, total assets were $142.4 million, an increase of $3.3 million, or 2.3%, from $139.1 million at December 31, 2001. The increase in assets included an $8.2 million increase in cash and interest-bearing deposits, a $4.4 million decrease in loans receivable, net and a $237,000 decrease in investment securities. The increase in total assets was in part funded by a $6.6 million increase in deposits offset by a $4.2 million decrease in advances from the Federal Home Loan Bank.

Investment securities decreased $237,000, or 6.2%, to $3.6 million, during the year ended December 31, 2002. Securities classified as available-for-sale and recorded at market value decreased $208,000 due solely to the decrease in the market value of such securities. Securities classified as held-to-maturity decreased by $29,000 primarily due to the maturity of a federal agency bond in the amount of $500,000 and principal repayments on mortgage backed securities of $58,000 offset by the purchase of a federal agency bond with a book value of $532,000.

Loans receivable, net decreased $4.4 million, or 3.5%, to $119.1 million, during the year ended December 31, 2002. The decrease was primarily due to loan principal repayments of $57.4 million, which were offset by loan originations of $46.4 million and by loan purchases of $6.9 million. Loans transferred to real estate owned during the year equaled $236,000. The allowance for loan losses totaled $571,000 and $458,000 at December 31, 2002 and 2001, respectively. The allowance as a percentage of total loans outstanding, net of unearned loan origination fees, was 0.48% and 0.37% at December 31, 2002 and 2001, respectively. Loan charge-offs, net of recoveries amounted to $8,000 and $23,000 during the years 2002 and 2001, respectively. The determination of the allowance for loan losses is based on management's analysis, done no less frequently than on a quarterly basis, of various factors, including market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although management believes its allowance for loan losses is in accordance with generally accepted accounting principles and reflects current regulatory and economic considerations, there can be no assurance that additional losses will not be incurred, or that the Bank's regulators or changes in the Bank's economic environment will not require further increases in the allowance.

Deposits increased by $6.6 million, or 5.8%, to $120.3 million, during the year ended December 31, 2002. The increase was due to an increase in deposit accounts (demand, savings, NOW and money market deposit accounts) of $7.1 million, or 43.1%, offset by a decrease in certificates of deposit of 272,000, or 0.3%, and by the amortization of $245,000 related to the premium paid on certificates of deposit assumed in the acquisition of First Lancaster. The increase in deposit accounts was primarily due to a $5.4 million increase in money market deposit accounts.

Advances from the Federal Home Loan Bank decreased $4.2 million, or 38.8%, to $6.7 million, during the year ended December 31, 2002 due to repayments of principal.

Stockholders' equity increased by $911,000, or 7.0%, to $13.9 million, during the year ended December 31, 2002. The increase during the year was due to net income of $1.3 million, the release of shares related to the employee stock ownership plan of $98,000, and the issuance of shares upon the exercise of stock options of $166,000, which were partially offset by payments of dividends to stockholders of $491,000, the purchase of treasury stock of $53,000, and a decrease in the net unrealized gain on available-for-sale securities, net of tax of $137,000.

Results of Operations

Net Income. Net income for the year ended December 31, 2002 was $1.3 million compared to $1.1 for the year ended December 31, 2001, an increase of $265,000, or 24.9%. The increase resulted from an increase in net interest income of $851,000, offset by a decrease in non-interest income of $22,000, an increase in non-interest expense of $381,000, an increase in the provision for loan losses of $70,000 and an increase in income tax expense of $113,000.

Interest Income. Interest income increased by $918,000, or 11.1%, to $9.2 million, for the year ended December 31, 2002 compared to the previous year. The increase in interest income was due primarily to a $24.8 million, or 22.1%, increase from 2001 to 2002 in the weighted-average balance of interest-earning assets, offset by a 67 basis point decrease in the average yield of interest-earning assets, from 7.36% in 2001 to 6.69% in 2002. The increase in the average interest-earning assets was largely related to the acquisition of First Lancaster Bancshares, Inc. on May 31, 2001.

Interest Expense. Interest expense increased by $67,000, or 1.3%, to $5.1 million, for the year ended December 31, 2002 compared to the previous year. The increase in interest expense was due to a $23.1 million, or 22.2%, increase from 2001 to 2002 in the weighted average balance of interest-bearing liabilities, offset by an 83 basis point decrease in the average yield of interest-bearing liabilities, from 4.86% in 2001 to 4.03% in 2002. The increase in the average interest-bearing liabilities was largely related to the acquisition of First Lancaster on May 31, 2001.

Provision for Loan Losses. Provision for loan losses increased by $70,000, or 140.0%, to $120,000 for the year ended December 31, 2002 compared to the previous year. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans.

Non-Interest Income. Non-interest income decreased by $22.000, or 9.8%, to $200,000, for the year ended December 31, 2002 compared to the previous year. The decrease in non-interest income was related to a decrease of $32,000 in net gains on the sale of real estate owned. Non-interest income also included fees charged in connection with loans and service charges on deposit accounts of $183,000 and $152,000 for the years ended December 31, 2002 and 2001, respectively.

Non-Interest Expense. Non-interest expense increased by $381,000, or 21.7%, to $2.1 million for the year ended December 31, 2002 compared to the previous year, and such expense amounted to 1.50% and 1.49% of average assets for the years ended December 31, 2002, and 2001, respectively. The increase was due increases in compensation and benefits of $292,000, in occupancy expenses of $34,000, in data processing expenses of $18,000, and in state franchise tax of $62,000, which were offset by decreases in legal and other professional fees of $7,000 and in other non-interest expense of $19,000. The increases in the various non-interest expenses were largely related to the acquisition of First Lancaster on May 31, 2001.

Income Taxes. The provision for income taxes for the years ended December 31, 2002 and 2001 was $684,000 and $571,000, respectively, which as a percentage of income before income taxes was 34.0% and 34.9% for years 2002 and 2001, respectively.

Liquidity and Capital Resources

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company. See Note 9 of Notes to Consolidated Financial Statement.

The primary activities of the Bank are accepting deposits from the general public and the origination of residential mortgage and other loans. Cash flow from operating activities is generally derived from net income, as increased or decreased in part by the income attributable to FHLB stock dividends, depreciation expense, interest accruals, deferred income taxes, and the change in prepaid expenses as amounts paid in prior periods are applied to subsequently incurred expenses. The Bank's operating activities produced positive cash flows of $1.9 million for the year ended December 31, 2002. The primary investing activities of the Bank are the origination and purchase of loans and purchase of investment securities. For the year ended December 31, 2002, the Company was provided $4.0 million of funds, primarily related to principal payments on loans exceeding originations and purchases of loans. The Bank's primary financing activities arise from certificates of deposit and from other deposit accounts, net advances borrowed from the Federal Home Loan Bank, and from the issuance and repurchase of the Company's common stock. During the year ended December 31, 2002, the Bank had a net increase in other deposit accounts of $7.1 million, a net decrease in certificates of deposit of $272,000, and a net decrease in advances of $4.2 million.

The Bank's capital ratios are substantially in excess of current regulatory capital requirements. At December 31, 2002, the Bank's core capital amounted to 8.1% of adjusted total assets, or 4.1%, in excess of the Bank's current 4% core capital requirement. Additionally, the Bank's risk-weighted assets ratio was 14.1% at December 31, 2002, or 6.1% in excess of the Bank's 8.0% risk-based capital requirement (See Note 9 of Notes to Consolidated Financial Statements).

Impact of Inflation and Changing Prices

The Consolidated Financial Statements, and Notes thereto, presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

Business Combinations. In June of 2001, the FASB issued SFAS No. 141, "Business Combinations." This statement pertains to business combinations initiated after June 30, 2001, and requires all business combinations after this date to be accounted for using the purchase method of accounting. The implementation of this standard did not have a material impact on the Company's financial statements.

Goodwill and Other Intangible Assets. In June of 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which was effective for the Company beginning January 1, 2002. Under Statement No. 142, companies will be required to test goodwill for impairment at the reporting unit level, which is the operating segment or component of the business identified with the goodwill. The test requires companies to compare the fair value of the reporting unit, including goodwill, with its carrying value. If the carrying value of the reporting unit exceeds its fair value, then a goodwill test must be applied to measure the impairment loss, if any. This test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying value of goodwill exceeds the implied value of goodwill, then an impairment loss must be recognized equal to that excess. Testing preformed indicated no impairment occurred during the year ended December 31, 2002. Other intangible assets shall be initially recognized and measured based on their fair value. The accounting for intangible assets is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized to operations over its useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment at least on an annual basis.

& ASSOCIATES, llp
CERTIFIED PUBLIC ACCOUNTANTS &
BUSINESS CONSULTANTS

JEFFREY T. EBELHAR, CPA
DOUGLAS E. KELLER, CPA
REBECCA R. WHITEHEAD, CPA
MARTHA F CLARK, CPA
CHRISTOPHER L. LOVE, CPA
THERESA P. ELLIOTT, CPA
GINA G. SLOAN, CPA
EVE B. HOLDER, CPA
JULIA H. WIMAN, CPA
ERIC C. HICKS, CPA
KRISTIN C. N. CALLIS, CPA
HEATHER R. ESTES, CPA
SARA E. PHILLIPS, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CKF Bancorp, Inc.
Danville, Kentucky

We have audited the accompanying consolidated balance sheet of CKF Bancorp, Inc. and Subsidiary as of December 31, 2002 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of CKF Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of CKF Bancorp, Inc. and Subsidiary as of December 31, 2001 were audited by other auditors whose report dated February 15, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CKF Bancorp, Inc. and Subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

EKW + Associates, llp

Owensboro, Kentucky
February 13, 2003

100 West Third Street • P.O. Box 1824 • Owensboro, Kentucky • 42302-1824
Ph: 270-926-2922 • Fax: 270-684-0178 • www.ekwllp.com

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2002	As of December 31, 2001
Assets		
Cash and due from banks	$ 1,413,949	$ 1,653,515
Interest bearing deposits	12,303,193	3,867,477
Cash and cash equivalents	13,717,142	5,520,992
Investment securities:		
Securities available-for-sale	1,929,282	2,136,749
Securities held-to-maturity	1,633,216	1,662,518
Federal Home Loan Bank stock, at cost	1,665,500	1,590,900
Loans receivable, net	119,117,010	123,488,713
Accrued interest receivable	928,473	997,077
Real estate owned	88,186	-
Office property and equipment, net	2,042,121	2,054,217
Goodwill, net of amortization of $44,492	1,099,588	1,099,588
Prepaid federal income tax	-	369,027
Other assets	135,294	183,010
Total assets	$ 142,355,812	$ 139,102,791
Liabilities and Stockholders' Equity		
Deposits	$ 120,253,479	$ 113,642,079
Advances from Federal Home Loan Bank	6,680,403	10,921,675
Accrued interest payable	42,482	58,605
Advance payment by borrowers for taxes and insurance	38,430	40,482
Accrued federal income tax	94,539	-
Deferred federal income tax	795,908	832,431
Other liabilities	536,937	604,717
Total liabilities	128,442,178	126,099,989
Commitments and contingencies	-	-
Preferred stock, 100,000 shares, authorized and unissued		
Common stock, $.01 par value, 4,000,000 shares authorized; 735,843 and 738,915 shares issued and outstanding at December 31, 2002 and 2001, respectively	10,000	10,000
Additional paid-in capital	9,531,454	9,555,941
Retained earnings, substantially restricted	9,564,805	8,727,481
Accumulated other comprehensive income	190,189	327,117
Treasury stock, 264,157 and 261,085 shares, respectively, at cost	(4,354,309)	(4,301,010)
Incentive Plan Trust, 34,100 and 46,100 shares, respectively, at cost	(665,291)	(899,411)
Unearned Employee Stock Ownership Plan (ESOP) stock	(363,214)	(417,316)
Total stockholders' equity	13,913,634	13,002,802
Total liabilities and stockholders' equity	$ 142,355,812	$ 139,102,791

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,	
	2002	2001
Interest and dividend income:		
Interest on loans	$ 8,854,185	$ 7,926,620
Interest and dividends on investments	192,454	198,686
Other interest income	136,164	139,325
Total interest and dividend income	9,182,803	8,264,631
Interest expense:		
Interest on deposits	4,708,646	4,584,258
Interest on advances from the Federal Home Loan Bank	408,256	465,291
Total interest expense	5,116,902	5,049,549
Net interest income	4,065,901	3,215,082
Provision for loan losses	120,000	50,000
Net interest income after provision for loan losses	3,945,901	3,165,082
Non-interest income:		
Loan and other service fees	182,835	152,389
Gain on foreclosed real estate	7,509	39,338
Other non-interest income, net	10,120	30,545
Total non-interest income	200,464	222,272
Non-interest expense:		
Compensation and employee benefits	1,152,435	860,247
Occupancy and equipment expense, net	207,057	172,707
Data processing	236,791	218,553
Legal and other professional fees	81,923	88,460
State franchise tax	138,332	76,733
Other non-interest expense	317,442	336,649
Total non-interest expense	2,133,980	1,753,349
Income before federal tax expense	2,012,385	1,634,005
Provision for federal income tax	684,211	570,689
Net income	$ 1,328,174	$ 1,063,316
Basic earnings per common share	$ 2.02	$ 1.66
Diluted earnings per common share	$ 1.99	$ 1.65
Weighted average common shares outstanding during the period	657,538	641,092
Weighted average common shares outstanding after dilutive effect during the period	666,390	644,791

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Incentive Plan Trust	Unearned ESOP Stock	Total Stockholders' Equity
Balance, December 31, 2000	$ 10,000	$ 9,578,665	$ 8,091,071	$ 348,909	$ (4,136,260)	$ (1,093,433)	$ (472,086)	$ 12,326,866
Comprehensive income:								
Net income			1,063,316					1,063,316
Other comprehensive income, net of tax, decrease in unrealized gains on securities				(21,792)				(21,792)
Total comprehensive income								1,041,524
Dividends declared ($.67 per share)			(426,906)					(426,906)
ESOP stock released		45,298					54,770	100,068
Purchase of common stock (12,000 shares)					(164,750)			(164,750)
Issued under stock option plan (8,000 shares)		(68,022)				194,022		126,000
Balance, December 31, 2001	10,000	9,555,941	8,727,481	327,117	(4,301,010)	(899,411)	(417,316)	13,002,802
Comprehensive income:								
Net income			1,328,174					1,328,174
Other comprehensive income, net of tax, decrease in unrealized gains on securities				(136,928)				(136,928)
Total comprehensive income								1,191,246
Dividends declared ($.75 per share)			(490,850)					(490,850)
ESOP stock released		44,003					54,102	98,105
Purchase of common stock (3,072 shares)					(53,299)			(53,299)
Issued under stock option plan (12,000 shares)		(68,490)				234,120		165,630
Balance, December 31, 2002	$ 10,000	$ 9,531,454	$ 9,564,805	$ 190,189	$ (4,354,309)	$ (665,291)	$ (363,214)	$ 13,913,634

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	Years Ended December 31, 2001
Cash flows from operating activities:		
Net income	$ 1,328,174	$ 1,063,316
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of premiums (discounts), net on securities	3,302	(1,039)
Federal Home Loan Bank stock dividends	(74,600)	(87,600)
Amortization of premiums on loans	93,176	367,130
Accretion of deferred loan origination fees	(37,321)	(23,991)
Provision for losses on loans	120,000	50,000
ESOP benefit expense	98,105	80,748
Depreciation expense	135,301	112,611
Amortization of premiums on deposits and FHLB advances	(274,848)	(309,612)
Amortization of goodwill	-	44,492
Non-cash compensation under stock based benefit plan	-	21,000
Deferred income tax benefit	34,016	13,671
Increase (decrease) in cash due to changes in:		
Accrued interest receivable	68,604	(67,968)
Other assets	47,716	12,911
Accrued interest payable	(16,123)	1,798
Other liabilities	(67,780)	(214,251)
Current federal income tax payable, net	463,566	(93,982)
Net cash provided by operating activities	1,921,288	969,234
Cash flows from investing activities:		
Cash consideration in the acquisition of First Lancaster, net	-	(10,795,858)
Proceeds from maturity of securities held-to-maturity	500,000	500,000
Purchase of securities held-to-maturity	(532,422)	(992,468)
Repayments on mortgage backed securities held-to-maturity	58,422	105,304
Loan originations and purchases, net of principal payments	4,107,662	(4,735,953)
Purchase of office property and equipment	(123,205)	(11,631)
Investment in data service corporation	-	(76,320)
Net cash provided (used) by investing activities	4,010,457	(16,006,926)

(Continued)

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	2001
Cash flows from financing activities:		
Net increase in deposit accounts	7,128,625	2,799,415
Net increase (decrease) in certificates of deposit	(272,085)	24,663,642
Proceeds from Federal Home Loan Bank advances	-	22,000,000
Repayment on Federal Home Loan Bank advances	(4,211,564)	(31,665,098)
Net decrease in custodial accounts	(2,052)	(19,329)
Proceeds from the exercise of stock options	165,630	105,000
Purchase of treasury stock	(53,299)	(164,750)
Payment of dividends to stockholders	(490,850)	(426,903)
Net cash provided by financing activities	2,264,405	17,291,977
Net increase in cash and cash equivalents	8,196,150	2,254,285
Cash and cash equivalents, beginning of year	5,520,992	3,266,707
Cash and cash equivalents, end of year	$ 13,717,142	$ 5,520,992
Supplemental disclosures of cash flow information:		
Cash paid for federal income tax	$ 450,925	$ 651,000
Cash received from federal income tax refunds	$ 264,296	$ -
Cash paid for interest on deposits and FHLB advances	$ 5,407,873	$ 5,047,751
Supplemental disclosures of non-cash activities:		
Real estate owned acquired by foreclosure	$ 236,236	$ -
Loans originated to finance the sale of foreclosed real estate	$ 150,100	$ 855,127
Decrease in unrealized gain on available for sale securities	$ 207,467	$ 33,017

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations. CKF Bancorp, Inc. (Company) is a corporation organized under the laws of Delaware. The Company's articles of incorporation authorize the issuance of up to 100,000 shares of preferred stock, which may be issued with certain rights and preferences. As of December 31, 2002, no preferred stock has been issued. The activities of the Company are primarily limited to holding stock in Central Kentucky Federal Savings Bank (Bank), a wholly owned subsidiary. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company's operations consist primarily of those of the Bank.

The Bank is a federally chartered stock savings bank, with its main office located in Danville, Kentucky. The Bank is a member of the Federal Home Loan Bank System. As a member of this system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB) in an amount equal to .015% of its total assets plus an amount based on its level of mission asset activity with the FHLB. The Bank's operations consist of attracting deposits from the general public and using such deposits to originate loans primarily in the Bank's market area. The Bank's profitability is significantly dependent on net interest income which is the difference between income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Use of Estimates. The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles (GAAP) and general accounting practices within the financial services industry. In preparing the consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of CKF Bancorp, Inc. and its subsidiary, Central Kentucky Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

Advertising. The Company expenses advertising as incurred. Advertising expense was $63,810 for the year ended December 31, 2002.

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, the Bank considers cash, balances with banks, and interest-bearing deposits in other financial institutions with original maturities of three months or less to be cash equivalents.

(Continued)

Investment Securities. Investment securities that management has the intent and ability to hold to maturity are classified as held to maturity, and carried at cost, adjusted for amortization of premium or accretion of discount over the term of the security, using the level yield method. Investment securities available for sale are carried at market value. Adjustments from amortized cost to market value are recorded in stockholders' equity net of deferred income tax until realized. The identified security method is used to determine gains or losses on sales of investment securities.

Office Property and Equipment. Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method. The estimated useful lives used to compute depreciation are: office buildings and improvements, ten to fifty years; and furniture and equipment, five to ten years. The gain or loss on the sale of property and equipment is recorded in the year of disposition.

Loan Fees. Loan fees are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91. This statement requires loan origination fees and certain related direct loan origination costs be offset and the resulting net amount be deferred and amortized over the contractual life of the related loans as an adjustment to the yield of such loans.

Real Estate Owned. Real estate properties acquired through, or in lieu of, loan foreclosures are to be sold, and are initially recorded at fair value less estimated selling expenses at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the gain or loss on foreclosed real estate.

Loans and Allowances for Loan Losses. Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees. The Bank has adequate liquidity and capital, and it is management's intention to hold such assets to maturity.

An allowance for loan losses is provided to reduce the recorded balances of loans to estimated net realizable value. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Managements' periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available, future adjustments may be necessary if conditions differ substantially from assumptions used in management's evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions to the allowance based on their judgement about information available to them at the time of their examination.

The Bank accounts for the impairment of a loan in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 as to certain income recognition and disclosure provisions. These accounting standards require that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

(Continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogenous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in impaired multi-family and nonresidential loans, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans when put in non-accrual status are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

Income Recognition on Non-accrual Loans. Loans are generally classified as non-accrual if they are past due as to maturity or payment of principal and interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is in non-accrual status, interest income is generally recognized on a cash basis.

Deposits. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes. The Company files a consolidated federal income tax return with its subsidiary. The current income tax benefit or liability is allocated to each corporation included in the consolidated return based on their tax benefit or liability computed on a separate return basis. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Temporary differences exist between income and expense recognition for financial reporting and income tax purposes. Deferred income taxes have been provided for these temporary differences.

ESOP and Stock Option and Compensation Plans. Shares of common stock issued to the Company's employee stock ownership plan (ESOP) are initially recorded as unearned ESOP stock in stockholders' equity at the fair value of the stock at the date of issuance to the plan. As shares of stock are committed to be released as compensation to employees, the Company reduces the carrying value of the unearned stock and records compensation expense equal to the current value of the stock.

Compensation cost of stock option plan awards is measured by the difference between the fair value of the Company's common stock at the date of the award and the price to be paid by the employee. Shares of common stock acquired to be issued in connection with the exercise of stock options and awarded under the Company's stock compensation plan are held in the Incentive Plan Trust as a reduction of stockholders' equity.

Shares of common stock awarded under the Company's stock compensation plan are recorded initially as unearned compensation in stockholders' equity at the fair value of the stock at the date of the award. The total compensation cost is recognized over the vesting period. The Company has not made any awards under this Plan as of December 31, 2002.

(Continued)

Earnings Per Share. Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, that then shared in the earnings of the company.

Business Combinations. In June of 2001 the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations." Statement No. 141 pertains to business combinations initiated after June 30, 2001 and requires all business combinations after this date to be accounted for using the purchase method of accounting. Statement No. 141 requires companies that have goodwill recorded as a result of business combinations prior to June 30, 2001, to continue amortizing goodwill through December 31, 2001. The Company amortized goodwill recorded from the First Lancaster acquisition based on a 15-year life.

Goodwill and Other Intangible Assets. SFAS Statement No. 142, "Goodwill and Other Intangible Assets" is effective for the Company beginning January 1, 2002. Subsequent to December 31, 2001 all companies must comply with Statement No. 142 in accounting for goodwill and other intangible assets. In accordance with Statement No. 142, companies will be required to test goodwill for impairment at the reporting unit level, which is the operating segment or component of the business identified with the goodwill. The first part of the test requires the comparison of the fair value of the reporting unit, including goodwill, with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, then a goodwill impairment test must be applied to measure the amount of impairment loss, if any. This test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied goodwill, then an impairment loss must be recognized equal to that excess.

The accounting for intangible assets is based on its useful life to the reporting entity. Under SFAS No. 142, other intangible assets are initially recognized and measured based on their fair value. An intangible asset with a finite useful life is amortized to operations over the useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment at least on an annual basis.

Reclassifications. Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassification had no effect on net income or retained income as previously reported.

2. Business Combination

On May 31, 2001, Central Kentucky Federal Savings Bank acquired First Lancaster Bancshares, Inc. (First Lancaster), the holding company of First Lancaster Federal Savings Bank (Lancaster), a federally chartered savings bank, located in Lancaster, Kentucky. Under the Agreement and Plan of Merger (Merger) dated as of December 14, 2000, the Company acquired 100% of the outstanding common shares of First Lancaster for a cash purchase price of $13.6 million. The purchase price represented $16.27 per share for each outstanding share of First Lancaster common stock. An additional payment of $130,371 was made for the cancellation of all outstanding First Lancaster stock options. As a result of the merger, First Lancaster and Lancaster were merged into Central Kentucky Federal Savings Bank.

(Continued)

The Company's primary reason for acquiring First Lancaster was to strengthen its position in the primary market area it serves, and at the same time leverage its capital with an acquisition that provides an opportunity to increase shareholder value through economies from the combined operations with the merger of First Lancaster and Lancaster into Central Kentucky Federal Savings Bank. The consolidated statement of income for the year ended December 31, 2001 includes the combined operations resulting from the merger for the period June 1, 2001 through December 31, 2001.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, May 31, 2001. Fair value adjustments on the assets and liabilities included in the purchase are being amortized over the estimated lives of the related assets and liabilities. The excess of the purchase price over the estimated fair value of the underlying net assets of $1,144,080 was allocated to goodwill, which was amortized over 15 years using the straight-line method through December 31, 2001.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	May 31, 2001 (in thousands)
Cash and investments	$ 5,190
Loans, net	47,846
Real estate owned	855
Goodwill	1,144
Office property and equipment	708
Other assets	354
Total assets acquired	56,097
Deposits	31,572
FHLB advances	10,053
Other liabilities	776
Total liabilities assumed	42,401
Net assets acquired	$ 13,696

In accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets," the amortization of the recorded goodwill ceased as of December 31, 2001. Subsequently, the Company is required to evaluate the carrying value of goodwill, $1,099,588 at December 31, 2001, and test for any impairment on an annual basis thereafter. If it is determined that there has been an impairment of the carrying value of goodwill, then the impairment loss will be recognized at that time. No impairment was recorded during the year ended December 31, 2002.

(Continued)

The following unaudited pro forma condensed consolidated financial information reflects the results of operations of the Company for the year ended December 31, 2001 as if the transaction had occurred at the beginning of the period presented. These pro forma results are not necessarily indicative of what the Company's results of operations would have been had the acquisition actually taken place at the beginning of the period presented.

	Pro Forma Year Ended December 31, 2001 (in thousands)
Net interest income	$ 3,583
Net income	$ 1,090
Diluted net income per share	$ 1.69

3. Investment Securities

Investment securities held by the Company are summarized as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available-for-sale:				
Federal Home Loan Mortgage capital stock - 32,672 shares	$ 1,641,117	$ 464,569	$ 176,404	$ 1,929,282
Securities held-to-maturity:				
U.S. Government agency bonds	$ 1,524,181	$ 71,212	$ -	$ 1,595,393
Mortgage backed securities	109,035	5,926	-	114,961
Total securities held-to-maturity	$ 1,633,216	$ 77,138	$ -	$ 1,710,354

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available-for-sale:				
Federal Home Loan Mortgage capital stock - 32,672 shares	$ 1,641,117	$ 515,369	$ 19,737	$ 2,136,749
Securities held-to-maturity:				
U.S. Government agency bonds	$ 1,494,766	$ 45,622	$ -	$ 1,540,388
Mortgage backed securities	167,752	7,129	-	174,881
Total securities held-to-maturity	$ 1,662,518	$ 52,751	$ -	$ 1,715,269

(Continued)

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
December 31, 2002:		
Due in one year or less	$ 498,302	$ 514,143
Due after one year through five years	1,025,879	1,081,250
	$ 1,524,181	$ 1,595,393

Investment securities with a carrying value of approximately $1,250,000 and $750,000 at December 31, 2002 and 2001 were pledged as collateral for certain customer deposits.

At December 31, 2002 and 2001, the unrealized appreciation on investment securities available-for-sale in the amount of $288,165 and $495,632, net of the deferred tax liability of $97,976 and $168,515, respectively, is included in Accumulated Other Comprehensive Income as a separate component of stockholders' equity.

Accrued interest receivable includes $19,953 and $18,131 as of December 31, 2002 and 2001, respectively, related to investment securities.

(Continued)

4. Loans Receivable, Net

The Bank's loan portfolio consists principally of long-term conventional loans collateralized by first mortgages on single-family residences.

Loans receivable are summarized as follows:

	December 31, 2002	December 31, 2001
Real estate mortgage loans:		
Residential one to four family property	$ 93,397,278	$ 96,855,904
Residential multi-family property	2,792,986	1,478,881
Non-residential property	19,057,617	20,492,245
Commercial non-mortgage loans	3,907,432	3,407,580
Consumer loans:		
Home equity, secured by real estate	683,419	1,024,676
Loans secured by deposits	407,921	475,430
Other	2,824,714	3,690,351
Subtotal	123,071,367	127,425,067
Less:		
Undisbursed portion of mortgage loans	3,351,441	3,431,894
Allowance for loan losses	570,701	458,329
Net deferred loan origination fees	32,215	46,131
Loans receivable, net	$ 119,117,010	$ 123,488,713

Accrued interest receivable includes $908,520 and $978,946 at December 31, 2002 and 2001, respectively, related to loans receivable.

The following is a reconciliation of the allowance for loan losses:

	Years Ended December 31, 2002	Years Ended December 31, 2001
Balance, beginning of period	$ 458,329	$ 185,714
Additions charged to operations	120,000	50,000
Charge-offs	(9,217)	(23,490)
Recoveries	1,589	-
Balance recorded in acquisition	-	246,105
Balance, end of period	$ 570,701	$ 458,329

(Continued)

The following is a summary of non-performing loans:

	December 31,	
	2002	2001
Accruing loans past due 90 days or more	$ 1,567,832	$ 1,771,493
Non-accruing loans	262,279	372,673
Total non-performing loan balances	$ 1,830,111	$ 2,144,166
Non-performing loans as a percentage of loans, net	1.54%	1.74%

At December 31, 2002 and 2001, the amount of interest income that would have been recorded on loans in non-accrual status had such loans performed in accordance with their terms would have been $23,384 and $17,865, respectively. At December 31, 2002 and 2001, the Bank identified no loans that are impaired.

Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons are summarized as follows:

	Years Ended December 31,	
	2002	2001
Balance at beginning of period	$ 977,316	$ 575,773
New loans	192,000	735,000
Repayments	(196,323)	(333,457)
Balance at end of period	$ 972,993	$ 977,316

These loans were incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate mortgage loans that amounted to $1,545,770 and $1,377,891 at December 31, 2002 and 2001, respectively, plus other loan commitments totaling $5,659,337 and $3,820,774 outstanding at December 31, 2002 and 2001, respectively. In addition, the Bank had $1,848,555 and $1,586,190 of unused home equity lines and other open lines of credit, including standby letters of credit outstanding to customers at December 31, 2002 and 2001, respectively. The commitments to originate mortgage loans, noted above, include fixed rate loans of $106,250 at December 31, 2002. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

(Continued)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, home equity lines of credit, other open lines of credit, and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies, but primarily includes residential real estate.

The Bank has no significant concentrations of credit risk with any individual counter-party to originate loans. The Bank's lending is concentrated in residential real estate mortgages in the Central Kentucky area, within a 45-mile radius of Danville, Kentucky. A substantial portion of its debtors' ability to honor their contract is dependent on the economy of this area. In addition, the Company maintains cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2002 and 2001, the cash balances with other financial institutions exceeded the insured limit by approximately $2,363,000 and $802,000, respectively.

6. Office Property and Equipment

Office property and equipment consist of the following:

	December 31, 2002	December 31, 2001
Land, at cost	$ 565,657	$ 531,657
Buildings, at cost	1,729,209	1,690,919
Furniture, fixtures and equipment	675,535	798,231
	2,970,401	3,020,807
Less accumulated depreciation	928,280	966,590
	$ 2,042,121	$ 2,054,217

Depreciation expense for the years ended December 31, 2002 and 2001 amounted to $135,301 and $112,611, respectively.

(Continued)

7. Deposits

Deposit are summarized as follows:

	December 31, 2002	December 31, 2001
Demand deposit accounts	$ 856,375	$ 991,379
Savings accounts with a weighted average rate of 1.51% and 2.02% at December 31, 2002 and 2001, respectively	5,783,885	4,644,375
NOW and MMDA deposits with a weighted average rate of 2.06% and 2.52% at December 31, 2002 and 2001, respectively	17,027,241	10,903,122
	23,667,501	16,538,876
Certificates of deposit with a weighted interest rate of 3.93% and 4.81% at December 31, 2002 and 2001, respectively	96,585,978	97,103,203
Total deposits	$120,253,479	$113,642,079
Certificates of deposit with balances $100,000 or more	$ 33,455,072	$ 32,314,117

Certificates of deposit by remaining time until maturity are as follows:

	December 31, 2002	December 31, 2001
Within 1 year	$ 64,921,258	$ 60,221,731
1 to 2 years	19,222,041	21,438,154
2 to 3 years	7,450,581	8,357,011
Maturing in years thereafter	4,992,098	7,086,307
	$ 96,585,978	$ 97,103,203

Certificates of deposit include the unamortized fair market value adjustment associated with the deposits assumed in the acquisition of First Lancaster. The balance of the unamortized adjustment at December 31, 2002 and 2001 was $256,421 and $501,561, respectively.

(Continued)

Certificates of deposit by maturity and interest rate category are as follows:

	Amount Due December 31, 2002 (in thousands)				
	Within One Year	1-2 Years	2-3 Years	After 3 Years	Total
0.01 - 2.00%	$ 1,010	$ -	$ -	$ -	$ 1,010
2.01 - 4.00%	44,763	11,082	2,804	625	59,274
4.01 - 6.00%	14,426	4,547	124	2,772	21,869
6.01 - 8.00%	4,723	3,593	4,522	1,595	14,433
	$ 64,922	$ 19,222	$ 7,450	$ 4,992	$ 96,586

	Amount Due December 31, 2001 (in thousands)				
	Within One Year	1-2 Years	2-3 Years	After 3 Years	Total
2.01 - 4.00%	$ 13,177	$ 2,229	$ 62	$ 54	$ 15,522
4.01 - 6.00%	33,275	14,614	4,619	1,127	53,635
6.01 - 8.00%	13,770	4,595	3,675	5,906	27,946
	$ 60,222	$ 21,438	$ 8,356	$ 7,087	$ 97,103

Interest expense on deposits for the periods indicated are as follows:

	Years Ended December 31,	
	2002	2001
Money market, NOW, and savings accounts	$ 486,949	$ 392,086
Certificates of deposit	4,221,697	4,192,172
	$ 4,708,646	$ 4,584,258

The Bank maintains clearing arrangements for its NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at December 31, 2002 and 2001.

The Bank held deposits of $557,317 and $229,156 for related parties at December 31, 2002 and 2001, respectively.

(Continued)

8. Advances from Federal Home Loan Bank

Advances from the Federal Home Loan Bank at December 31, 2002 consisted of the following:

Maturity Date	Interest Rate	2002
05/30/03	4.99%	$ 4,000,000
01/01/03	6.93%	629,134
12/01/04	6.50%	764,662
01/01/05	7.08%	452,037
02/01/08	6.37%	47,273
01/30/15	3.63%	650,000
08/01/19	6.55%	107,762
		6,650,868
Acquisition adjustment to fair market value		29,535
		$ 6,680,403

Advances from the Federal Home Loan Bank at December 31, 2001 consisted of the following:

Maturity Date	Interest Rate	2001
05/31/02	4.36%	$ 4,000,000
07/01/02	6.85%	15,273
01/01/03	6.93%	695,658
05/30/03	4.99%	4,000,000
12/01/04	6.50%	848,243
01/01/05	7.08%	474,916
02/01/08	6.37%	54,763
01/30/15	5.13%	650,000
08/01/19	6.55%	123,578
		10,862,431
Acquisition adjustment to fair market value		59,244
		$ 10,921,675

A schedule of the principal payments due over the remaining term of the advances as of December 31, 2002 are as follows:

Year	Floating Rate	Fixed Rate	Total
2003	$ -	$ 4,780,722	$ 4,780,722
2004	-	734,877	734,877
2005	-	423,199	423,199
2006	-	19,984	19,984
2007 and thereafter	650,000	71,621	721,621
	$ 650,000	$ 6,030,403	$ 6,680,403

(Continued)

These borrowings are collateralized by qualified real estate first mortgages and Federal Home Loan Bank stock held by the Bank, which had a book value of $11,641,802 and $17,884,547 at December 31, 2002 and 2001, respectively. As of December 31, 2002, the Bank had an additional borrowing capacity with the FHLB of approximately $51 million.

9. Stockholders' Equity

Regulatory Capital. The Bank's actual capital and its statutory required capital levels based on the consolidated financial statements accompanying these notes are as follows (in thousands):

	December 31, 2002					
			For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Actual		Required		Required	
	Amount	%	Amount	%	Amount	%
Tier I core capital	$ 11,383	8.1%	$ 5,639	4.0%	$ 8,458	6.0%
Tangible equity capital	$ 11,383	8.1%	$ 5,639	4.0%	N/A	N/A
Total risk based capital	$ 12,144	14.1%	$ 6,907	8.0%	$ 8,633	10.0%
Tier I risk based capital	$ 11,383	13.2%	N/A	N/A	$ 4,317	5.0%

	December 31, 2001					
			For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Actual		Required		Required	
	Amount	%	Amount	%	Amount	%
Tier I core capital	$ 9,914	7.2%	$ 5,504	4.0%	$ 8,243	6.0%
Tangible equity capital	$ 9,914	7.2%	$ 5,504	4.0%	N/A	N/A
Total risk based capital	$ 10,699	11.4%	$ 7,536	8.0%	$ 9,420	10.0%
Tier I risk based capital	$ 9,914	10.5%	N/A	N/A	$ 4,710	5.0%

(Continued)

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Bank was deemed to be "well capitalized" as of December 31, 2002 and 2001 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believes would change its classifications.

Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at June 30, 1994. The June 30, 1994 Liquidation Account balance of $6,337,924 is reduced annually in proportion to decreases in the accounts of the eligible account holders. The Liquidation Account does not restrict the use or application of net worth, except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect would cause its regulatory capital to be reduced below the amount required for the liquidation account.

Dividend Restrictions. The payment of cash dividends by the Bank on its Common Stock is limited by regulations of the OTS. Interest on deposits will be paid prior to payments of dividends on Common Stock. Additional limitation on dividends declared or paid, or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements. Under current OTS regulations the Bank must either (i) file notification with the OTS because it is a subsidiary of a savings and loan holding company or (ii) apply for distributions if the total amount of capital distributions for the applicable calendar year exceeds net income for that year to date plus retained net income for the preceding two years.

10. Income Taxes

The provision for income taxes for the periods indicated consist of the following:

	Years Ended December 31,	
	2002	2001
Current federal income tax expense	$ 650,195	$ 557,018
Deferred federal income tax expense	34,016	13,671
	$ 684,211	$ 570,689

For the periods indicated, total income tax expense differed from the amounts computed by applying the U. S. Federal income tax rate of 34 percent to income before income taxes as follows:

	Years Ended December 31,	
	2002	2001
Expected income tax expense at federal tax rate	$ 684,211	$ 555,562
Other, net	-	15,127
	$ 684,211	$ 570,689
Effective income tax rate	34.0%	34.9%

(Continued)

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

	Years Ended December 31, 2002	Years Ended December 31, 2001
Deferred loan origination fees	$ 4,732	$ (1,356)
Directors retirement plan expense	(1,224)	(2,294)
Allowance for loan losses	(38,547)	43,347
ESOP expense	(589)	(1,672)
Supplemental retirement plan expense	29,701	-
Provision for non-accrual of interest	(1,877)	14,272
Net accrued income	(41,454)	(41,454)
Federal Home Loan Bank stock dividend	25,364	29,784
Depreciation expense	-	(5,149)
Purchase accounting adjustment, net	57,910	(21,807)
	$ 34,016	$ 13,671

Deferred tax assets and liabilities consisted of the following:

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Deferred loan origination fees	$ 10,953	$ 15,685
Directors retirement plan expense	124,317	123,092
Allowance for loan losses	194,038	155,492
ESOP expense	33,357	32,768
Supplemental retirement plan expense	-	29,701
Provision for non-accrual of interest	7,951	6,074
	370,616	362,812
Deferred tax liabilities:		
Net accrued income	82,907	124,362
Federal Home Loan Bank stock dividend	322,761	297,397
Depreciation expense	46,367	46,367
Purchase accounting adjustments, net	69,409	11,499
Unrealized gain on available-for-sale securities	645,080	715,618
	1,166,524	1,195,243
Net deferred tax liability	$ (795,908)	$ (832,431)

As of December 31, 2002, the Bank's tax bad debt reserve was approximately $2,287,000, which represents the base year amount. The Bank's base year tax reserve is only subject to being taxed at a later date under certain circumstances, such as the Bank converting to a type of institution that is not considered a bank for tax purposes, or if the reserve is used for a purpose other than to absorb loan losses. These financial statements do not include any deferred tax liability related to the base year tax bad debt reserves.

(Continued)

11. Employee Benefits

Retirement Savings Plan. Effective January 1, 1994, the Bank became a participant in the Financial Institutions Thrift Plan. The Plan allows participating employees to make contributions by salary reduction pursuant to Section 401(K) of the Internal Revenue Code for all employees who meet certain requirements as to age and length of service. The Bank makes 25% matching contributions to each participant's account up to 6% of the participant's compensation. The Bank contributions to the Plan amounted to $5,461 and $6,196 for the years ended December 31, 2002 and 2001, respectively. Employees vest immediately in their contributions and 100% in the Bank's contributions after completing 5 years of service.

Directors Retirement Plan. On July 5, 1995, the stockholders of the Company approved the establishment of a Director Retirement Plan. The Director Retirement Plan, which was effective January 1, 1994, covers each member of the Company's and the Bank's Board of Directors who at any time serves as a non-employee director. Under the Director Retirement Plan, each participating director will receive on a monthly basis for ten years following his or her retirement from the Board, an amount equal to the product of his or her "Benefit Percentage," his or her "Vested Percentage" and 75% of the amount of the monthly fee he or she received for service on the Board during the calendar year preceding his or her retirement from the Board. All benefits vest immediately in the case of retirement after age 70 with 15 years of service, upon death or disability, or upon a change in control of the Company. The Director Retirement Plan is a non-qualified benefit plan and will be funded by the general assets of the Company, and the Company will recognize the expense of providing these benefits as they become vested. The Company recognized expense of $25,801 and $23,695, in connection with this plan for the years ended December 31, 2002 and 2001, respectively.

Option Plan. On July 5, 1995, the stockholders of the Company approved the establishment of the CKF Bancorp, Inc. 1995 Stock Option and Incentive Plan. Under the Option Plan, the Company may grant either incentive or non-qualified stock options to Directors and key employees for an aggregate of 100,000 shares of the Company's common stock, with an exercise price equal to the fair market value of the stock at the date of the award. Upon exercise of the options, the Company may issue stock out of authorized shares or purchase the stock in the open market. The option to purchase shares expires ten years after the date of the grant. Effective with the approval of the Option Plan, options to purchase 89,000 shares of common stock were awarded to key employees and directors with an exercise price of $13.13 per share. The options vest, and thereby become exercisable, at the rate of 20% per year beginning July 5, 1996. The Options become vested immediately in the case of death or disability, or upon a change in the control of the Company.

During the year ended December 31, 1998, the Company awarded options to purchase 4,000 shares of common stock at an exercise price of $17.19 per share. For the year ended December 31, 1996, the Company awarded options to purchase 2,000 shares of common stock at an exercise price of $20.00 per share. In 1998, the Company lowered the exercise price on the 2,000 stock options awarded in 1996 to $17.19 per share. Additional options to purchase 5,000 shares of common stock at $16.67 per share were awarded during the year ended December 31, 2001 and 4,000 shares of common stock at $18.73 were awarded during the year ended December 31, 2002.

(Continued)

A summary of option transactions for the years indicated are as follows:

	Years Ended December 31,			
	2002		2001	
	Option Price	Number of Units	Option Price	Number of Units
Balance outstanding at beginning of year	$13.13-$17.19	50,500	$13.13-$17.19	53,500
Granted	18.73	4,000	16.67	5,000
Exercised	13.13- 17.19	(12,000)	13.13	(8,000)
Expired		-		-
Balance outstanding at end of year	$13.13-$18.73	42,500	$13.13-$17.19	50,500
Shares exercisable		34,100		44,700
Shares available for grant		4,000		8,000
Weighted average fair value of options		$ 2.17		$ 2.13

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date, based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Based (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation cost for the stock options awarded were accounted for in accordance with SFAS No. 123 for the years ended December 31, 2002 and 2001, respectively.

	Reported Per Consolidated Financial Statements		Pro Forma Amount	
	2002	2001	2002	2001
Net income	$ 1,328,174	$ 1,063,316	$ 1,319,176	$ 1,061,132
Diluted earnings per share	$ 1.99	$ 1.65	$ 1.98	$ 1.65

(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001
Expected volatility	.22%	.06%
Expected life	10	10
Free interest rate	2.2%	5.3%

Employee Recognition Plan. On July 5, 1995, the stockholders of the Company approved the establishment of the Employee Recognition Plan (ERP). The objective of the ERP is to enable the Bank to attract and retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the ERP will be such employees as selected by members of a committee appointed by the Company's Board of Directors. The ERP is a non-qualified plan that is managed through a separate trust. The Bank is authorized to contribute sufficient funds to the Incentive Plan Trust for the purchase of up to 40,000 shares of common stock.

Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the ERP trustee in the same proportion as the trustee of the Company's ESOP plan votes shares held therein. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's retirement after age 65, death or disability, or upon a change in control of the Company. The Company intends to expense ERP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of December 31, 2002, no awards had been made under the ERP.

Employee Stock Ownership Plan. The Company sponsors an employee stock ownership plan (the "ESOP") which covers substantially all full time employees. In 1994, the ESOP borrowed $800,000 from the Company and purchased 80,000 shares of common stock of the Company. The loan is being repaid in annual installments over a 15-year period with interest, which is based on the published prime rate per the *Wall Street Journal* plus 1%. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares represented by outstanding debt are reported as unearned ESOP shares on the consolidated balance sheet. As shares are earned, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

The Company makes annual contributions to ESOP equal to the ESOP's debt service less dividends, if any, received by the ESOP and used for debt service. Dividends received by the ESOP on unallocated shares held as collateral are to be used to pay debt service; dividends on allocated shares may be credited to participants' accounts or used for debt service. Dividends of $55,596 and $50,763 were used in fiscal year 2002 and 2001, respectively, to pay ESOP debt service. The ESOP unallocated shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

(Continued)

ESOP compensation was $98,105 and $80,748 for the years ended December 31, 2002 and 2001, respectively. During 2002 and 2001, 5,411 and 5,477 shares of stock were released from collateral, respectively. At December 31, 2002 and 2001, there were 36,321 and 41,732 unallocated ESOP shares of stock having a fair value of $677,387 and $616,799, respectively. In the case of a distribution of ESOP shares which are not readily tradable on an established securities market, the Plan provides the participant with a put option that complies with the requirements of Section 490H of the Internal Revenue Code.

12. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

There are inherent limitations in determining fair value estimates, as they relate only to specific data based on relevant information at that time. As a significant percentage of the Bank's financial instruments do not have an active trading market, fair value estimates are necessarily based on future expected cash flows, credit losses, and other related factors. Such estimates are accordingly, subjective in nature, judgmental and involve imprecision. Future events will occur at levels different from that in the assumptions, and such differences may significantly affect the estimates.

The statement excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Additionally, the tax impact of the unrealized gains or losses has not been presented or included in the estimates of fair value.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents. The carrying amounts reported on the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment Securities. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable. The fair value of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits. The fair value of savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

(Continued)

Off-Balance Sheet Instruments. The fair value of off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Assets				
Cash and interest bearing deposits	$ 13,717	$ 13,717	$ 5,521	$ 5,521
Securities available-for-sale	1,929	1,929	2,136	2,136
Securities held-to-maturity	1,633	1,710	1,663	1,715
Loans receivable, net	119,117	120,233	123,489	132,600
Liabilities				
Deposits	120,253	123,045	113,642	116,601
Federal Home Loan Bank advances	6,680	6,836	10,922	11,186
Unrecognized Financial Instruments				
Loan commitments	-	-	-	-
Unused lines of credit	-	-	-	-

13. Related Party Transactions

Certain directors of the Bank perform legal services on behalf of the Bank and appraise selected real estate properties for which they receive fees paid by the Bank. A substantial portion of these fees are passed on to customers of the Bank in the origination of mortgage loans. Legal fees paid amounted to $30,426 and $33,697 for the years ended December 31, 2002 and 2001, respectively. Appraisal fees paid by the Bank amounted to $27,600 and $28,875 for these same periods. In addition, the Bank leases office space to a Director. Rent income received by the Bank amounted to $8,400 for each of the years ended December 31, 2002 and 2001.

(Continued)

14. Stock Transactions

For the years ended December 31, 2002 and 2001, the Company repurchased 3,072 and 12,000 common shares, respectively. Other stock transactions for the periods presented are as follows:

i. For the year ended December 31, 2002, stock options for 12,000 shares were exercised. Common stock held by the Incentive Plan Trust were issued at an average cost of $19.51 per share, which was offset by the exercise price of 10,000 shares at $13.13 per share and 2,000 shares at $17.19 per share, with the total proceeds amounting to $165,230. The stock options exercised resulted in $68,490 being charged to additional paid-in capital of the Company.

ii. For the year ended December 31, 2001, stock options for 8,000 shares were exercised. Common stock held by the Incentive Plan Trust were issued at an average cost of $19.51 per share, which was offset by the exercise price of $13.13 per share, with the total proceeds amounting to $105,000. In addition, 1,500 shares of common stock were issued as additional compensation based on the fair market value of the stock at the date issued ($14.00 per share) for a total compensation expense of $21,000. The Bank paid the Company $21,000, and the Company issued the shares from the Incentive Plan Trust at a cost of $19.51. These stock transactions resulted in $59,345 being charged to additional paid-in capital of the Company.

15. Earnings Per Share

The table below summarizes the computation of basic earnings per common share and diluted earnings per common share for the years ended December 31, 2002 and 2001, respectively.

	Years Ended December 31,	
	2002	2001
Basic Earnings Per Common Share		
Numerator:		
Income available to common shareholders	$ 1,328,173	$ 1,063,316
Denominator:		
Weighted average of common shares outstanding	657,538	641,092
Basic earnings per share	$ 2.02	$ 1.66
Diluted Earnings Per Common Share		
Numerator:		
Income available to common shareholders	$ 1,328,173	$ 1,063,316
Denominator:		
Weighted average of common shares outstanding	657,538	641,092
Effect of outstanding stock options	8,852	3,699
Weighted average of common shares outstanding assuming dilution	666,390	644,791
Diluted earnings per share	$ 1.99	$ 1.65

CORPORATE INFORMATION

BOARD OF DIRECTORS

W. Irvine Fox, Jr.
Chairman of the Board
Real Estate Developer/Partner
Charleston Green Townhouses

John H. Stigall
President and Chief Executive Officer of the Bank and the Company

Jack L. Bosley, Jr.
Farmer
Viewpoint Farm

W. Banks Hudson, III
Attorney-at-Law

Yvonne York Morley
Executive Assistant to the President and Assistant Secretary to the Board of Trustees of Centre College

Warren O. Nash
Veterinarian

William H. Johnson
Senior Vice President and Secretary of the Bank and the Company

Virginia B. Stump
Senior Vice President of the Bank and the Company

EXECUTIVE OFFICERS

John H. Stigall
President and Chief Executive Officer of the Bank and the Company

Virginia R. S. Stump
Senior Vice President of the Bank and the Company

William H. Johnson
Senior Vice President and Secretary of the Bank and the Company

Ann L. Hooks
Vice President of the Bank and the Company

Russell M. Brooks
Vice President and Treasurer of the Bank and the Company

OFFICE LOCATION

340 West Main Street
Danville, Kentucky 40422

GENERAL INFORMATION

Independent Accountants
EKW & Associates, LLP
100 West Third Street
Owensboro, Kentucky 42303

General Counsel
W. Banks Hudson, III
Attorney At Law
102 South Fourth Street
Danville, KY 40422

Special Council
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 600
Washington, DC 20036

Annual Meeting
The Annual Meeting of Stockholders will be held on April 15, 2003 at 4:00 p.m. at Central Kentucky Federal Savings Bank, 340 West Main Street, Danville, Kentucky

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
1-800-757-5755
FAX 1-312-427-2879

Annual Report on Form 10-KSB

A copy of the Company's 2002 Annual Report on Form 10-KSB will be furnished without charge to stockholders as of the record date for the Annual Meeting upon written request to:

John H. Stigall
CKF Bancorp, Inc.
P.O. Box 400
340 West Main Street
Danville, KY 40423